UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NGM Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62921N 105

(CUSIP Number)

November 20, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Topspin Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 3,320,498
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 3,320,498
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,320,498
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LG Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 3,320,498
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 3,320,498
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,320,498
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leo A. Guthart
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 3,320,498
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 3,320,498
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,320,498
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12.	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

NGM Biopharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

333 Oyster Point Boulevard, South San Francisco, California 94080

Item 2(a).	Name of Person Filing:

See Item 2(c) below.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

See Item 2(c) below.

Item 2(c).	Citizenship:

Topspin Fund L.P.

Three Expressway Plaza, Roslyn Heights, NY 11577

Citizenship: Delaware

LG Management, LLC

c/o Topspin Fund L.P.

Three Expressway Plaza, Roslyn Heights, NY 11577

Citizenship: Delaware

Leo A. Guthart

c/o Topspin Fund L.P.

Three Expressway Plaza, Roslyn Heights, NY 11577

Citizenship: United States

Item 2(d).	Title of Class of Securities:

Common stock, $0.001 par value per share

Item 2(e).	CUSIP Number: 62921N 105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)

Amount beneficially owned:

Topspin Fund L.P. was the direct beneficial owner of 4,833,333 shares of the Issuer’s Common Stock. On November 20, 2020, Topspin Fund L.P. distributed in-kind to its limited partners 1,512,835 of the shares owned by it. Giving effect to such distribution, Topspin Fund L.P. is the direct beneficial owner of 3,320,498 shares of the Issuer’s Common Stock.

LG Management, LLC is the general partner of Topspin Fund L.P. and may be deemed to have shared voting control and investment discretion over securities owned by Topspin Fund L.P.

Leo A. Guthart is the managing member of LG Management, LLC. Consequently, Mr. Guthart may also be deemed to have shared voting control and investment discretion over securities owned by Topspin Fund L.P.

Each of LG Management, LLC and Leo A. Guthart disclaims beneficial ownership of the 3,320,498 shares of the Issuer’s Stock beneficially owned by Topspin Fund L.P., except to the extent of their respective indirect pecuniary interests in such shares.

(b)	Percent of class: 4.8% for Topspin Fund L.P., 4.8% for LG Management, LLC, and 4.8% for Leo A. Guthart.

(c)	Number of shares as to which such person has:

Topspin Fund L.P.:

(i)	Sole power to vote or to direct the vote: 3,320,498

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,320,498

(iv)	Shared power to dispose or to direct the disposition of: 0

LG Management, LLC:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,320,498

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,320,498

Leo A. Guthart:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,320,498

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,320,498

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I Joint Filing Agreement, dated as of November 20, 2020, by and among Topspin Fund L.P., LG Management, LLC, and Leo A. Guthart.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020	TOPSPIN FUND L.P. By: /s/ Leo A. Guthart
Leo A. Guthart, Managing Member of the General Partner LG MANAGEMENT, LLC By: /s/ Leo A. Guthart
Leo A. Guthart, Managing Member LEO A. GUTHART /s/ Leo A. Guthart

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of NGM Biopharmaceuticals, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: November 20, 2020	TOPSPIN FUND L.P. By: /s/ Leo A. Guthart
Leo A. Guthart, Managing Member of the General Partner LG MANAGEMENT, LLC By: /s/ Leo A. Guthart
Leo A. Guthart, Managing Member LEO A. GUTHART /s/ Leo A. Guthart